Exhibit 99.3

NEWS RELEASE for November 7, 2002 at 7:30 AM ET
Contact information:
The Keith Companies, Inc.	FRB | WEBER SHANDWICK
19 Technology Drive	Tricia Ross
Irvine, CA. 92618	Investor Relations
(949) 923-6001	(310) 407-6540
(949) 923-6026 Fax
www.keithco.com
Contact: Aram Keith,
CEO & Chairman of the Board

THE KEITH COMPANIES REPORTS RECORD THIRD QUARTER 2002 RESULTS WITH NET REVENUE AND NET INCOME REACHING AN ALL-TIME HIGH

•	43% increase in net revenue for the quarter ended September 30, 2002

•	65% increase in net income for the quarter ended September 30, 2002

IRVINE, CA (November 7, 2002) ...  The Keith Companies, Inc. (Nasdaq: TKCI), an engineering and consulting services firm, today announced that net revenue for the third quarter ended September 30, 2002 reached record levels, increasing to $25.0 million, up 43 percent from last year’s third quarter net revenue of $17.5 million. The increase in net revenue was primarily due to the impact of acquisitions.

     Net income for the third quarter of 2002 increased 65 percent to $2.8 million, or $0.35 per diluted share, as compared to net income of $1.7 million, or $0.22 per diluted share, in the third quarter of last year. Interest expense and other income for 2002 were positively impacted by a $498,000 (net of income taxes) purchase price adjustment associated with the Company’s acquisition of Crosby, Mead, Benton & Associates (“CMB”) and Hook & Associates Engineering, Inc. (“Hook”). Without this positive $498,000 purchase price adjustment and the negative impact of the $108,000 (before income taxes) charge related to the decision to close the Colorado office discussed below, net income would have been $2,359,000 and earnings per diluted share would have been $0.30, which is an increase of 36% over diluted earnings per share of $0.22 in the previous year.

     Chairman and CEO Aram Keith commented, “In all of our purchase agreements to date, we have negotiated various provisions that provide for modifications to the purchase price based on a variety of items such as collectibility of accounts receivable, profitability of contracts, etc. In this case, the adjustments have enhanced our third quarter results.”

     Keith added, “I am very pleased with our performance this quarter, particularly given the weak economic conditions. We had organic net revenue growth of approximately 3.6 percent this quarter.

     “Our close relationships with major home builders/developers have enabled us to continue benefiting from the stable and strong Western States residential real estate market. Based on the

THE KEITH COMPANIES REPORTS THIRD QUARTER RESULTS

volume of proposals we are submitting, we do not see any signs that demand for engineering services is slowing in this residential real estate market. We are well positioned to attract new business as market conditions become more favorable in our other sectors.”

Nine Month Financial Results
     Net revenue for the nine months ended September 30, 2002 was $70.5 million, an increase of 36 percent from $51.8 million for the nine months ended September 30, 2001. This increase was due to additional net revenue generated from acquisitions. Net income for the nine months ended September 30, 2002 increased 31% to $6.1 million, or $0.78 per diluted share (based upon 7.9 million diluted weighted average shares outstanding), compared to $4.7 million, or $0.67 per diluted share (based upon 6.9 million diluted weighted average shares outstanding) for the nine months ended September 30, 2001. Interest expense and other income were positively impacted by a $498,000 (net of income taxes) purchase price adjustment associated with our acquisition of CMB and Hook. Without this positive purchase price adjustment and the negative impact of a charge related to the decision to close the Colorado office discussed below, diluted earnings per share would have been $0.72, which is an increase of 7.5% over diluted earnings per share of $0.67 in the previous year. The increase in diluted weighted average shares outstanding is predominately due to the Company’s Secondary Offering in May 2001.

     Net cash provided by operating activities for the nine months ended September 30, 2002 increased 38% to $7.2 million, as compared to $5.2 million in the same period in 2001.

Net Revenue Contributions From Acquisitions
     Acquired companies (ALNM Group, Inc., acquired March 2002; Universal Energy, Inc., acquired November 2001, and Pacific Engineering Corporation, acquired September 2001) contributed approximately $6.9 million in net revenue for the three months ended September 30, 2002 as compared to the corresponding prior year period.

     For the nine months ended September 30, 2002, acquired companies contributed approximately $18.6 million in net revenue compared to the nine months ended September 30, 2001. This $18.6 million includes one month of net revenue contributed by Hook (acquired January 2001), seven months of revenue contributed by ALNM Group, Inc., and nine-months of revenue contributed by both Pacific Engineering Corporation and Universal Energy, Inc.

Strong Financial Position
      The Company’s September 30, 2002 balance sheet remains strong with cash and securities of $21.2 million, a current ratio of 3.26:1, a debt to equity ratio of 0.001:1 and shareholders’ equity of $60.1 million or $8.18 per share outstanding.

Colorado Closure
     In October 2002, the Company made a decision to close one of its Hook offices, which is located in Colorado, primarily resulting from lower than expected operating results and continuing difficult market conditions. Net revenue generated from this office approximated $108,000 and $571,000 for the quarter and nine months ended September 30, 2002, respectively, while the office incurred a loss from operations of $306,000 and $695,000 for the quarter and nine months ended September 30, 2002, respectively. The Company plans to physically shut down this office by the end of December 2002. In accordance with Generally Accepted Accounting Principles, the third

THE KEITH COMPANIES REPORTS THIRD QUARTER RESULTS

quarter selling, general and administrative expenses include an estimated $108,000 (before income taxes) charge for fixed asset impairment.

     “The performance of this office was not up to the standards of The Keith Companies and was diluting the strong results being posted by the overall Company,” said Keith. “We believe that this action will have a positive impact on our level of profitability going forward and that our fourth quarter will be strong enough to absorb the other Colorado closing charges without negatively affecting the fourth quarter 2002 guidance we previously provided and reiterate below.”

Financial Guidance
     The Keith Companies’ financial guidance for the fourth quarter of 2002 remains unchanged from the guidance previously provided. The Company estimates net revenue for 2002 to range from $93.0 million to $95.5 million with estimated diluted earnings per share ranging from $0.98 to $1.02 ($0.22 to $0.26 for the fourth quarter) based upon an estimated 7.9 million weighted average number of diluted shares outstanding for the year. This guidance includes the impact of the positive and negative adjustments noted in this release.

     For 2003, the Company estimates net revenue to range from $95.5 million to $103.0 million with estimated diluted earnings per share ranging from $1.02 to $1.12 ($0.24 to $0.27 for the first quarter; $0.25 to $0.28 for the second quarter; $0.28 to $0.30 for the third quarter; and $0.25 to $0.27 for the fourth quarter) based upon an estimated 8.1 million weighted average number of diluted shares outstanding for the year. This guidance does not reflect the impact of any future acquisitions.

     Keith stated, “Despite the uncertain economic conditions, we are seeing good opportunities to introduce our expanded service offerings to long-time clients and win additional business. We also believe that we have good operating leverage that should positively impact our margins as revenue increases. Based on our solid performance in the first nine months of 2002 and the growing pipeline of projects we have, we expect to achieve earnings growth of 7 to 12 percent in 2003 without additional acquisitions.

     “With our strong balance sheet, proven ability to identify and successfully integrate acquisitions, and large pool of acquisition candidates, the future looks bright for the Company. In addition to the expected growth, we have the financial ability to increase net revenue through acquisitions by $36.0 to $60.0 million and diluted earnings per share by $0.23 to $0.28 on an annual basis depending on deal structures and other variables,” said Keith.

Conference call to be broadcast live over the Internet
     The Company will be hosting an earnings conference call, which will be broadcast live over the Internet at 8:30 a.m. Pacific Time on November 7, 2002 and can be accessed by all interested parties at http://www.viavid.com. To listen to the live call, please go to the Web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call for approximately seven days.

THE KEITH COMPANIES REPORTS THIRD QUARTER RESULTS

About The Keith Companies
     The Keith Companies, Inc. is a fully integrated, multi-disciplined engineering and consulting services company, with offices located throughout the Western and Midwestern United States. The Keith Companies’ professionals provide a wide spectrum of skilled resources including land planning, engineering, surveying, mapping, environmental, and water and cultural resources, that are needed to effectively plan, engineer, and design state-of-the-art private and public facilities. Additionally, the Company provides mechanical, electrical, chemical, power/energy engineering, and other industrial engineering services to design and improve the efficiency and reliability of automated and manufacturing processes, production lines, and fire protection systems. The Keith Companies benefits from a diverse public and private client base varying from residential and commercial real estate projects to institutional, manufacturing, and processing facilities. For more information visit the Company’s website at www.keithco.com.

     Certain statements in this news release may include forward-looking statements that express our expectation, prediction, belief, or projection. These statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, and achievement of The Keith Companies to be materially and adversely different from any future results, performance, or achievement expressed or implied by these forward-looking statements. Factors that may cause actual results to differ from the forward-looking statements contained in this release and that may affect the Company’s prospects in general include, but are not limited to: changes in the economic growth in the United States (especially in California) and other major international economies, our ability to sustain our growth and profitability, our ability to implement our acquisition strategy and to successfully close and integrate acquired companies on a timely and cost-effective basis, changes in the carrying value of our goodwill and other long-term assets, our failure to accurately estimate costs on fixed-price contracts or contracts with not-to-exceed provisions, the uncertain timing of awards and contracts, the ability to maintain acquired companies’ profit margins and/or client base, outcomes of pending and future litigation, the ongoing financing of public works and infrastructure enhancements and refurbishment, our ability to attract and retain employees, the demand for electricity and the impact on power providers’ plans for expanding generation facilities, increasing competition by foreign and domestic companies, a downturn in the real estate market, the short- and long-term impact of terrorist activities and resulting political and military policies, and other factors as are described in the Company’s filings with the Securities and Exchange Commission. The forward-looking information set forth in this press release is as of the date indicated above and we undertake no duty to update this information.

TABLES FOLLOW

THE KEITH COMPANIES REPORTS THIRD QUARTER RESULTS

The Keith Companies, Inc. and Subsidiaries
Consolidated Statements of Income
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,

	2002	2001	2002	2001

Gross revenue	$28,342,000	$18,685,000	$83,173,000	$56,626,000
Subcontractor costs	3,328,000	1,212,000	12,706,000	4,814,000

Net revenue	25,014,000	17,473,000	70,467,000	51,812,000
Costs of revenue	16,037,000	11,232,000	46,387,000	33,485,000

Gross profit	8,977,000	6,241,000	24,080,000	18,327,000
Selling, general and administrative expenses	5,270,000	3,614,000	15,044,000	10,674,000

Income from operations	3,707,000	2,627,000	9,036,000	7,653,000
Interest income	87,000	227,000	304,000	378,000
Interest expense (income), net	(114,000)	28,000	(48,000)	237,000
Other (income) expenses, net	(668,000)	12,000	(625,000)	44,000

Income before provision for income taxes	4,576,000	2,814,000	10,013,000	7,750,000
Provision for income taxes	1,785,000	1,126,000	3,905,000	3,100,000

Net income	$2,791,000	$1,688,000	$6,108,000	$4,650,000

Earnings per share data:
Basic	$0.38	$0.23	$0.83	$0.73

Diluted	$0.35	$0.22	$0.78	$0.67

Weighted average number of shares outstanding:
Basic	7,346,326	7,318,645	7,326,887	6,368,648

Diluted	7,936,546	7,778,457	7,871,862	6,892,988

THE KEITH COMPANIES REPORTS THIRD QUARTER RESULTS

The Keith Companies, Inc. and Subsidiaries
Consolidated Balance Sheets

	September 30,	December 31,
	2002	2001

	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$15,691,000	$12,212,000
Securities held-to-maturity	5,527,000	11,521,000
Contracts and trade receivables, net	20,187,000	18,618,000
Costs and estimated earnings in excess of billings	12,115,000	8,270,000
Prepaid expenses and other current assets	1,062,000	1,458,000

Total current assets	54,582,000	52,079,000
Equipment and leasehold improvements, net	4,851,000	4,921,000
Goodwill, net	21,954,000	14,252,000
Other assets	344,000	240,000

Total assets	$81,731,000	$71,492,000

Liabilities and Shareholders’ Equity
Current liabilities:
Current portion of long-term debt and capital lease obligations	$61,000	$459,000
Trade accounts payable	2,609,000	2,376,000
Accrued employee compensation	4,370,000	3,091,000
Current portion of deferred tax liabilities	3,676,000	2,028,000
Other accrued liabilities	4,775,000	2,961,000
Billings in excess of costs and estimated earnings	1,256,000	2,383,000

Total current liabilities	16,747,000	13,298,000
Long-term debt and capital lease obligations, less current portion	26,000	1,453,000
Issuable common stock	3,467,000	1,512,000
Deferred tax liabilities	1,092,000	1,271,000
Accrued rent	252,000	225,000

Total liabilities	21,584,000	17,759,000

Shareholders' equity:
Preferred stock	—	—
Common stock	7,000	7,000
Additional paid-in-capital	42,402,000	42,096,000
Retained earnings	17,738,000	11,630,000

Total shareholders' equity	60,147,000	53,733,000

Total liabilities and shareholders' equity	$81,731,000	$71,492,000

THE KEITH COMPANIES REPORTS THIRD QUARTER RESULTS

The Keith Companies Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Unaudited)

	For the Nine Months Ended September 30,

	2002	2001

Cash flows from operating activities:
Net income	$6,108,000	$4,650,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,702,000	1,708,000
Loss on sale/impairment of equipment	139,000	17,000
Reduction in purchase price of acquired companies	(769,000)	—
Tax benefit from exercise of stock options	73,000	600,000
Changes in operating assets and liabilities, net of effects from acquisitions:
Contracts and trade receivables, net	1,952,000	168,000
Costs and estimated earnings in excess of billings	(3,265,000)	(2,486,000)
Prepaid expenses and other assets	389,000	(165,000)
Trade accounts payable and accrued liabilities	1,967,000	674,000
Billings in excess of costs and estimated earnings	(1,058,000)	74,000

Net cash provided by operating activities	$7,238,000	$5,240,000

Cash flows from investing activities:
Net cash expended for acquisition	(7,987,000)	(3,465,000)
Additions to equipment and leasehold improvements	(1,354,000)	(1,379,000)
Proceeds from (purchase of) securities held-to-maturity	5,994,000	(12,556,000)
Proceeds from sales of equipment	129,000	20,000

Net cash used in investing activities	$(3,218,000)	$(17,380,000)

Cash flow from financing activities:
Payments on line of credit, net	—	(2,294,000)
Principal payments on long-term debt and capital lease obligations, including current portion	(688,000)	(3,399,000)
Repurchase of common stock	—	(433,000)
Proceeds from exercise of stock options	147,000	583,000
Net proceeds from stock offering	—	27,935,000

Net cash (used in) provided by financing activities	$(541,000)	$22,392,000

Net increase in cash and cash equivalents	3,479,000	10,252,000
Cash and cash equivalents, beginning of period	$12,212,000	$1,043,000

Cash and cash equivalents, end of period	$15,691,000	$11,295,000